Exhibit 7

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

OF

PROPHASE LABS, INC.

ProPhase Labs, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

1.	Name of Corporation. The name of the corporation is ProPhase Labs, Inc. (the “Corporation”).

2.	Board of Director Approval. The Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable, and calling for the consideration of such amendment at a meeting of the stockholders of the Corporation.

3.	Shareholder Approval. Thereafter, said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the holders of the necessary number of shares of the Corporation entitled to vote thereon.

4.	Compliance with Delaware General Corporation Law. The amendment to the Certificate of Incorporation of the Corporation set forth below was duly adopted in accordance with the provisions of Section 242 of the DGCL (8 Del. C. § 242).

5.	Amendment. Article 4 of the Certificate of Incorporation of the Corporation is hereby amended by adding the following paragraph:

Conditional Increase of Authorized Shares. The Board of Directors is authorized, in its discretion and without further stockholder approval, to file and make this amendment effective only if and to the extent that additional authorized shares of Common Stock are required to satisfy and reserve shares for issuance upon conversion or exercise of the Corporation’s outstanding contractual or derivative-security obligations, including without limitation any senior secured promissory notes, warrants, or other convertible or derivative securities issued prior to the date of adoption of this amendment, or as may be required to comply with share reservation covenants or contractual requirements in effect as of such date.

This amendment shall not be used to authorize or issue shares for new financings, acquisitions, or equity plans without additional stockholder approval where required by applicable law or the rules of any securities exchange on which the Corporation’s securities are then listed.

6.	Effectiveness. This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation of ProPhase Labs, Inc., signed by a duly authorized officer this ____ day of November 2025.

By:	Ted Karkus
/s/ Ted Karkus
Chairman of the Board of Directors and Chief Executive Officer